                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549





                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                             Woronoco Bancorp, Inc.
                      --------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.01 per share
              ------------------------------------------------------
                        (Title of Class of Securities)


                                  981630106
                       -------------------------------
                                (CUSIP Number)

                                December 31, 1999
                       -------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/ Rule 13d-1 (b)
      /_/ Rule 13d-1 (c)
      /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                              Page 1 of 5 pages

--------------------------  ------------------------ ---------------------------
CUSIP NO. 981630106                    13G               Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Woronoco Savings Bank
        Employee Stock Ownership Plan

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) /__/
                                                        (b) /__/
--------------------------------------------------------------------------------

3       SEC USE ONLY


--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Massachusetts
-----------------  -----  ------------------------------------------------------

     NUMBER OF       5    SOLE VOTING POWER
       SHARES                   479,908
    BENEFICIALLY
      OWNED BY     -----  ------------------------------------------------------
        EACH         6    SHARED VOTING POWER
     REPORTING                   -0-
       PERSON
        WITH       -----  ------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
                               479,908

                   -----  ------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                                 -0-

----   -------------------------------------------------------------------------

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              479,908
----   -------------------------------------------------------------------------

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

----   -------------------------------------------------------------------------

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.2 % of 5,822,360 shares of Common Stock outstanding as of December 31, 1999.
----   -------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                             WORONOCO SAVINGS BANK
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE  13G

Item 1(a)   Name of Issuer:
            Woronoco Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            31 Court Street
            Westfield, MA 01085

Item 2(a)   Name of Person Filing:
            Woronoco Savings Bank
            Employee Stock Ownership Plan
            Trustee:  Eastern Bank & Trust Co.
                      94 Pleasant Street
                      Malden, MA 02148

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            31 Court Street
            Westfield, MA 01085

Item 2(c)   Citizenship: State of Massachusetts

Item 2(d)   Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number:  981630106

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1999, the reporting person beneficially owned 479,908 shares of the issuer. This number of shares represents 8.2 % of the common stock, par value $.01, of the issuer, based upon 5,822,360 shares of such common stock outstanding as of December 31, 1999. As of December 31, 1999, the reporting person has sole power to vote or to direct the vote of 479,908 of the shares and the sole power to dispose or direct the disposition of 479,908 shares of common stock.



                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A












                              Page 4 of 5 pages

 Item 10    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 11, 2000
                  --------------------------------------------
                                    (Date)

                             /s/ Herbert Claflin
                  --------------------------------------------
                                 (Signature)

                               Herbert Claflin
                     Eastern Bank & Trust Co., as Trustee
                  --------------------------------------------
                                   (Title)










                              Page 5 of 5 pages